THE ALGER FUNDS

100 Pearl Street, 27th Floor

New York, New York 10004

December 29, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly A. Browning

Re:	Alger Small Cap Growth Fund, a series of The Alger Funds

(File Nos.: 033-04959, 811-01355)

Dear Ms. Browning:

On behalf of Alger Small Cap Growth Fund (the “Fund”), a series of The Alger Funds (the “Registrant”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Mia G. Pillinger by telephone on November 2, 2021, regarding Post-Effective Amendment No. 136 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on September 24, 2021 (the “Registration Statement”) in order to launch Class Y shares of the Fund.

The Staff’s comments have been restated below in italicized text. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. The Registrant plans to file an amendment to the Registration Statement (the “Amendment”) on or about December 31, 2021, in order to (i) reflect changes made in response to the Staff’s comments, (ii) update the Fund’s financials for its most recent fiscal year end, (iii) file certain exhibits, and (iv) make certain other non-material revisions. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General Comments

Comment No. 1:

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 1:	The Registrant acknowledges this statement.

Comment No. 2:	The Staff notes that the comments apply to similar disclosures throughout the Registration Statement, as applicable.

Response No. 2:	The Registrant acknowledges this statement and has responded accordingly.

December 29, 2021

Comment No. 3:	Please confirm that the Amendment will be complete (i.e., all bracketed/blank information will be completed).

Response No. 3:	The Registrant confirms that the Amendment will be complete.

Comment No. 4:	If the Registrant decides to decline a comment from the Staff, please include a well-reasoned and detailed analysis in support of the Registrant’s decision.

Response No. 4:	The Registrant acknowledges this request and has responded accordingly, where applicable.

Comment No. 5:	Please provide the Staff with a copy of the Amendment, reflecting all changes made to the Registration Statement, as soon as possible but at least five days prior to effectiveness of the Amendment.

Response No. 5:	The Registrant confirms that it will comply with this request.

Prospectus Summary—Fund Fees and Expenses

Comment No. 6:

If the Fund can engage in short sales, please confirm supplementally to the Staff that any estimated costs of such short sales will be included in “Other Expenses” in the Annual Fund Operating Expenses table.

Response No. 6:	The Registrant confirms that if the Fund does engage in short sales it will include any such applicable costs in “Other Expenses” in the Annual Fund Operating Expenses table.

Comment No. 7:

Please confirm supplementally to the Staff that the recoupment right discussed in the footnotes to the fee table is limited to three years from the date the amount is initially waived or reimbursed. If the recoupment period is shorter than three years, please indicate so.

Response No. 7:

The Registrant confirms that the recoupment right discussed in the footnotes to the fee table is limited to two years from the date the amount is initially waived or reimbursed. The Registrant will revise the disclosure to clarify this point.

Comment No. 8:

Please revise the footnote to the fee table regarding the Fund’s fee waiver agreement regarding Class Y Shares to clarify that the Fund may only make repayments to Fred Alger Management, LLC (the “Manager”) if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived, and (ii) the Fund’s current expense cap. See AICPA Audit Risk Alert ARA-INV.73.

December 29, 2021

Response No. 8:	The last sentence in the applicable footnote will be revised as follows:

The Manager may, during the term of the contract, recoup any fees waived or expenses reimbursed pursuant to the contract; however, the Fund will only make repayments to the Manager if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed.

Prospectus Summary—Principal Investment Strategy

Comment No. 9:

The third paragraph of the Fund’s principal investment strategy states that the “Fund may invest a significant portion of its assets in securities of companies conducting business within a single sector, including the information technology and healthcare sectors”(emphasis added); however, the Fund’s investment restriction number 7 in the Statement of Additional Information (the “SAI”) states that the “Fund will invest at least 25% of its total assets in technology companies focused in the fields of medicine and information” (emphasis added). Please reconcile the disclosure. Additionally, please add Item 4 disclosure to the Fund’s prospectus summary regarding its concentration policy.

Response No. 9:

The Registrant inadvertently included the concentration policy of another series of the Registrant in the Registration Statement. The Fund’s policy with respect to concentration states that “[e]xcept as otherwise permitted by the 1940 Act, or interpretations or modifications by, or exemptive or other relief from, the SEC or other authority with appropriate jurisdiction, and disclosed to investors, the Fund may not invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC.” The Registrant has revised investment restriction number 7 in the Amendment to properly state the Fund’s concentration policy. The Registrant believes the Item 4 disclosure regarding sector concentration is consistent with the Fund’s policy not to concentrate in any single industry, because sectors are a broader category than industries under the Global Industry Classification Standards (“GICs”), on which the Fund relies. The Fund’s concentration policy relates only to investments in a particular “industry” and does not refer to investments in a particular “sector.” Please also see Response No. 22.

Comment No. 10:

The Staff notes that investing in foreign and emerging markets securities was removed as a principal investment strategy of the Fund. Please confirm whether this was the Fund’s intention and, if so, explain supplementally to the Staff the rationale for this decision.

December 29, 2021

Response No. 10:

The Registrant confirms that while the Fund may invest in foreign and emerging markets securities, such investments are not part of the Fund’s principal investment strategies. The Manager monitors the Fund’s exposure to foreign and emerging market securities, and as of October 31, 2021, the Fund had over 94% of its assets invested in U.S. securities. Therefore, the Registrant believes disclosure regarding foreign and emerging markets securities is more appropriate in the Fund’s SAI and would be confusing to shareholders if it was included in the Fund’s Item 4 disclosure. Registrant has further revised the disclosure in the Fund’s prospectus to clarify this point and has moved all disclosure regarding investing in foreign or emerging market securities to the Fund’s SAI.

Comment No. 11:

The last paragraph of the Fund’s principal investment strategy states that the “Fund invests in cash (and cash equivalents) . . . when the Manager believes it is advisable to do so.” Please explain how investing in cash when the Manager believes it is advisable to do so is an appropriate defensive strategy. If holding cash is not a defensive strategy, consider moving the disclosure and explain how the Fund’s policy to hold 15% of its assets in cash is used to achieve its investment objective. With respect to the disclosure regarding temporary defensive positions, please revise the language to align with Instruction 6 to Item 9(b)(1) of Form N-1A and disclose the effect of taking such temporary defensive positions.

Response No. 11:

The Registrant confirms that holding up to 15% of the Fund’s assets in cash is not a defensive strategy. Because the Fund may hold up to 15% of its assets in cash in order to achieve its investment objective if, in the Manager’s opinion, suitable investments are not currently available, disclosure regarding this investment strategy is appropriately included in the Fund’s summary prospectus and the Registrant respectfully declines to move it. However, the disclosure regarding cash holdings has been revised in the Amendment as follows to clarify that it is not for temporary defensive positions:

The Fund invests in cash (and cash equivalents) when the Fund is unable to find enough attractive long-term investments to meet its investment objective, to meet redemptions and/or when the Manager believes it is advisable to do so during times of short-term market volatility. During these times, cash (and cash equivalents) will not exceed 15% of the Fund’s assets.

Disclosure in compliance with Item 9(b)(1) of Form N-1A is included in the section of the Fund’s prospectus entitled “Investment Objective, Investment Strategies and Related Risks—Principal Risks of Investing in the Fund—Temporary Defensive Investments.”

December 29, 2021

Prospectus Summary—Principal Risks

Comment No. 12:

With respect to the Fund’s principal risk entitled “Sector Risk” and the specific sectors in which the Fund invests, please make sure the sector categories are clear and include disclosure regarding the source the Fund uses to define sectors. This disclosure can appear in the Fund’s SAI. If the Fund is using industry and sector interchangeably, please refer to the Commission’s Brief Amicus Curiae dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N. D. Cal.) at 8 and 9, which approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19.

Response No. 12:

Please see Response No. 9 above. Registrant has revised the disclosure in the Fund’s principal investment strategies to clarify that sectors are defined using third party sources. As noted in Response No. 9 above, the Fund currently relies on GICS for categorizing companies into sectors and industries. The Registrant believes that its policy on concentration for the Fund, as disclosed in the SAI, complies with applicable legal requirements, including applicable Commission and Staff guidance.

Prospectus Summary—Performance

Comment No. 13:

If the expenses of the Fund’s Class Y shares will be higher than those of the Fund’s Class Z shares, please include disclosure stating that performance for Class Y shares would be lower than what is shown.

Response No. 13:

The Registrant confirms that the Fund’s Class Y shares have lower expenses than the Fund’s Class Z shares. Registrant has revised the disclosure in the Performance section of the Fund’s summary prospectus to state that the actual returns of the Fund’s Class Y shares would have been higher than those of the Fund’s Class Z shares because Class Y shares have lower expenses than Class Z shares.

Comment No. 14:	In the Fund’s “Average Annual Total Return” table, please revise the language in the third row to match Item 4(b)(2)(iii) of Form N-1A.

Response No. 14:	The Registrant has revised the third row of the Fund’s average annual total return table to match Item 4(b)(2)(iii) of Form N-1A.

Prospectus Summary—Shareholder Information—Purchasing and Redeeming Fund Shares

Comment No. 15:

The SAI includes disclosure regarding telephone redemptions but there is no corresponding disclosure regarding telephone redemptions in this section of the Fund’s summary prospectus. Please harmonize the disclosure throughout the Fund’s prospectus and SAI regarding purchasing, redeeming, and exchanging Fund shares by telephone.

December 29, 2021

Response No. 15:

Class Y shares of the Fund are only available for purchase through financial intermediaries, and are not available directly from the Fund. Therefore, shareholders may generally not purchase, redeem, or exchange the Fund’s Class Y shares through the Fund’s transfer agent via telephone. Registrant has revised the disclosure throughout the Fund’s prospectus and SAI to clarify this point.

Comment No. 16:	Please clarify in the disclosure who the referenced “financial intermediaries” are.

Response No. 16:

The Registrant has revised the disclosure in the Amendment to state that financial intermediaries may include an investor’s selected broker-dealer, investment adviser, or other financial institution or professional.

Prospectus—Principal Investment Strategies and Related Risks

Comment No. 17:

The disclosure of the Fund’s principal investment strategies in response to Item 4 and Item 9 appears to be substantially similar. The Staff has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Registrant’s attention to the Staff’s June 2014 IM Guidance Update 2014-08, which sets forth the Staff’s observations regarding this issue. Please revise as applicable and provide more detailed information regarding the Fund’s principal investment strategies.

Response No. 17:

The Registrant believes that providing a description of the Fund’s principal investment strategies in response to both Items 4 and Item 9 provides relevant and useful disclosure to Fund shareholders and potential investors. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment No. 18:

Please confirm that all principal strategies and risks of the Fund mentioned in response to Item 9 are also summarized in response to Item 4. To the extent necessary, please revise the Item 4 disclosure accordingly. Additionally, please remove all disclosure regarding non-principal investment strategies and risks from the Fund’s prospectus and instead disclose them in the Fund’s SAI in accordance with Item 16 of Form N-1A.

Response No. 18:

The Registrant confirms that the Fund’s principal investment strategies and risks in response to Item 9 are disclosed in response to Item 4 in the Fund’s prospectus summary. The Registrant further confirms that all disclosure regarding the Fund’s non-principal investment strategies has been moved to the Fund’s SAI.

Prospectus—Financial Highlights

Comment No. 19:

The Staff notes that the Fund has four share classes that have commenced operations. Therefore, the Fund is required to include the financial highlights of at least one such share class in the Amendment.

December 29, 2021

Response No. 19:

The Registrant confirms that the financial highlights for the Fund’s Class Z shares have been included in the Amendment. The Registrant has also incorporated by reference in the Fund’s SAI the financial statements for the fiscal year ended October 31, 2021, in accordance with the requirements of Form N-1A.

SAI—Investment Restrictions

Comment No. 20:

Please confirm that all principal strategies and risks of the Fund mentioned in the SAI are also summarized in response to Items 4 and 9 in the Fund’s prospectus. To the extent necessary, please revise the Item 4 and Item 9 disclosure accordingly.

Response No. 20:	The Registrant confirms that the Fund’s principal investment strategies and risks mentioned in the SAI are disclosed in response to Items 4 and 9 in the Fund’s prospectus.

Comment No. 21:

Investment restriction number 3 regarding loans states that “[f]or purposes of this investment restriction . . . the entry into repurchase agreements shall not constitute loans by the Fund.” Please explain supplementally to the Staff why the Registrant does not consider repurchase agreements to be loans and include this clarification in the SAI.

Response No. 21:

The language of investment restriction number 3 regarding loans is consistent with the investment restriction regarding loans for a majority of the mutual funds and ETFs managed by the Manager (the “Alger Family of Funds”), many of which have been in existence since the 1980s and 1990s. The intention of the language is not to suggest that repurchase agreements are not loans, but rather to put shareholders and potential investors on notice that the Fund may invest in repurchase agreements, despite the general fundamental investment restriction not to lend any securities or make loans to others. Disclosure elsewhere in the SAI regarding repurchase agreements states that “[r]epurchase agreements may be seen to be loans by the Fund collateralized by the underlying instrument.” The Registrant believes the disclosure with respect to the Fund’s fundamental investment policy with respect to lending arrangements is consistent with Section 8(b)(1)(G) of the 1940 Act. The Registrant respectfully notes that the Fund may not change a fundamental policy without the approval of shareholders. Because the Fund does not have shareholder approval with respect to any change to its policy, for consistency across the Alger Family of Funds and to avoid suggesting a difference in the Fund’s investment restriction regarding loans compared to the other funds in the Alger Family of Funds, the Registrant respectfully declines to revise investment restriction number 3.

Comment No. 22:

With respect to investment restriction number 7, please add an explanatory note to the disclosure or otherwise revise the disclosure to articulate the Fund’s policy regarding concentrating investments in a group of industries.

December 29, 2021

Response No. 22:

The Registrant respectfully submits that investment restriction number 7 is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. Consistent with those statutory and disclosure obligations, the Fund has adopted, with Board approval, a fundamental investment policy to not concentrate its investments in any one industry (with the usual permitted exception for holding U.S. Government and related securities). Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the Fund to disclose a policy not to concentrate its investments with respect to both a single industry and groups of industries. The Registrant submits that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. Consistent with its disclosure obligations, the Fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the Fund (with certain enumerated expectations) will not concentrate its investments in “any single industry.” In addition, the Fund’s concentration policy is consistent with concentration policies of other fund complexes and other funds within the Alger Family of Funds. The Registrant respectfully notes that the Fund may not change a fundamental policy without the approval of shareholders. While the Fund does not have shareholder approval with respect to any change to its policy, nor does it believe such a change is required, the Registrant has added an explanatory note to the disclosure following the Fund’s fundamental investment restrictions to state that, for purposes of investment restriction number 7, the Fund considers any single industry to also include a particular group of related industries.

Comment No. 23:

Please add disclosure that the Fund will consider the investments of underlying funds in which the Fund invests when determining compliance with the Fund’s fundamental investment restrictions with respect to concentration. The Staff’s position is that a fund may not concentrate in any industry or group of industries indirectly by investing in underlying funds. Thus, the Staff’s view is that the Fund must consider the investments in underlying funds when determining compliance with its fundamental investment restrictions with respect to concentration.

Response No. 23:

Registrant acknowledges the Staff’s stated view. However, the Fund does not generally expect to invest in “underlying funds” as part of its principal investment strategy; rather, the Fund expects to invest directly in securities of operating companies. Accordingly, the Registrant respectfully declines to add the requested disclosure as it is not relevant to the Fund’s investment strategy and may otherwise cause investor confusion.

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December 29, 2021

Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC

Nicole M. Runyan, Esq., Proskauer Rose LLP